LION COPPER AND GOLD CORP. TO HOLD ANNUAL GENERAL MEETING VIRTUALLY

May 6, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) announces that its annual general meeting of shareholders (the "AGM") will be held May 18, 2022 at 10:00 a.m. (PST). This year the Company will provide shareholders with the option to attend the AGM virtually by video conference. Shareholders attending virtually will not have the ability to vote in person and must submit their form of proxy in order to have their shares counted and voted at the meeting. Shareholders wishing to attend the meeting virtually should contact the Company's Corporate Communications representative at krobertson@lioncg.com or 778-898-0057 to obtain a conference link.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.